VIA EDGAR TRANSMISSION

767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

September 22, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tina Chalk and Blake Grady

RE:	Allego N.V.

Schedule TO-I filed August 25, 2023

File No. 005-93922

Form F-4 filed August 25, 2023

File No. 333-274205

Dear Ms. Chalk and Mr. Grady:

Set forth below are the responses of Allego N.V. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) and accompanying Registration Statement on Form F-4 (File No. 003-274205) (such Registration Statement the “Registration Statement”), each filed with the Commission on August 25, 2023. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Tender Offer Statement (the “Amended Tender Offer Statement”) and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the applicable amended filing, unless otherwise specified.

Schedule TO-I filed August 25, 2023

Conditions to the Offer and Consent Solicitation, page 13

1.

Comment: You have included a condition that will be triggered by “any general suspension of, or limitation on prices for, trading in securities in U.S. or Dutch securities or financial markets.” Please revise to explain what would be considered a “limitation on prices for ... securities in U.S. or Dutch securities or financial markets.”

September 22, 2023

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amended Registration Statement by removing the reference to limitation on prices from the offer condition.

2.

Comment: We note the following statement in this section: “The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions.” All offer conditions must be objective and outside the control of the offeror to avoid implicating Regulation 14E’s prohibition on illusory offers. Revise the quoted language to avoid the impression that actions or inaction by the offeror can implicate an offer condition.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amended Registration Statement accordingly.

3.

Comment: Refer to the following statement: “[t]he failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date.” If an event occurs that implicates an offer condition, bidders must promptly inform security holders whether they will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform security holders promptly if events occur that “trigger” an offer condition. Please revise.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amended Registration Statement accordingly.

4.

Comment: We note the following statement: “The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties.” Please revise this statement to include a qualifier indicating that warrant holders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction. In addition, refer to our comment above.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 of the Amended Registration Statement accordingly.

Background and Purpose of the Offer and Consent Solicitation, page 19

5.

Comment: We note your disclosure that the purpose of the Offer is to “simplify our capital structure and reduce the potentially dilutive impact of the Warrants,” which will provide “more flexibility for financing [y]our operations in the future.” Revise to state with greater specificity why the Offer will provide more financing flexibility for the Company. Refer to Item 1006(a) of Regulation M-A.

September 22, 2023

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 19 of the Amended Registration Statement to delete the statement that the transaction will provide “more flexibility for financing our operations in the future.”

Fees and Expenses, page 22

6.	Comment: Please disclose the itemized fees and expenses incurred in making the Offer. Refer to Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 22 of the Amended Registration Statement accordingly to disclose the itemized fees and expenses incurred in making the Offer.

Selling Restrictions, page 24

7.

Comment: In your response letter, please explain why what appear to be limitations on participation in this Offer are consistent with the all holders requirements of Rule 13e-4(f)(8)(i). Please advise or revise.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the table of contents and page 24 of the Amended Registration Statement. The Company confirms that it will not exclude tendering holders of the Company’s Warrants based on the jurisdiction of such holder.

General

8.

Comment: We note that this is an Offer to exchange Ordinary Shares for all outstanding Warrants. In your response letter, please explain why you have not filed a Schedule 13E-3 in connection with this offer. To the extent you seek to rely on an exemption such as Rule 13e-3(g)(2), please outline the facts that you believe support your reliance.

Company Response: The Company respectfully advises the Staff that it believes subsection (g)(2) under Rule 13e-3 (“Rule 13e-3”) of the Exchange Act (“the “Act”) provides an exception for the exchange offer. Pursuant to the terms of Rule 13e-3(g)(2), Rule 13e-3 does not apply to any transaction in which the security holders are offered or receive only an equity security, provided, that:

(i)

Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e–3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

September 22, 2023

(ii)	Such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

(iii)

If the security which is the subject of the Rule 13e–3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Pursuant to the terms of the exchange offer that is the subject of the Tender Offer Statement, the Company is offering and only offering its Ordinary Shares to holders of its Warrants, which are registered securities pursuant to Section 12 of the Act and both the Company’s Ordinary Shares and the Warrants are listed on the New York Stock Exchange under the symbols “ALLG” and “ALLG.WS”, respectively. In addition, the Ordinary Shares to be issued in exchange for Warrants have enhanced rights as compared to the Warrants, which do not have any voting rights or rights to dividends as may be declared from time to time. The Company respectfully submits that the holders of the Warrants that are the subject of the exchange offer will maintain an enhanced equity interest following the exchange offer, such that Rule 13e-3 should not apply to the offer.

9.	Comment: Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is “preliminary” and “subject to completion” is inapplicable. Please delete.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and back page of the Prospectus/Offer to Exchange contained in the Amended Registration Statement accordingly.

10.	Comment: Please revise to include the information required by Item 1003(a) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on “Item 3. Identity and Background of Filing Person” of the Schedule TO accordingly to provide the name, business address and business telephone number of each person controlling the Company.

September 22, 2023

11.	Comment: Disclose that tendered Warrants may be withdrawn at any time after 40 business days after commencement of the Offer, if not yet accepted for payment. See Rule 13e-4(f)(2).

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus/Offer to Exchange contained in the Amended Registration Statement and pages 4, 11 and 18 of the Amended Registration Statement accordingly.

12.

Comment: The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act by its terms does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please revise accordingly.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page iii of the Amended Registration Statement accordingly.

13.

Comment: We note your disclosure on page 42 that “Allego has agreed that any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Allego has irrevocably submitted to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim.” However, your disclosure on page 51 indicates that “it may not be possible for shareholders to effect service of process within the United States upon us or our directors and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.” Given this apparent discrepancy, please revise or advise.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 42 and 51 of the Amended Registration Statement accordingly. The Company respectfully advises the Staff of the disclosure on page 51 of the Amended Registration Statement which explains that “Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws or the submission of the Company to the jurisdiction of a court in the United States, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the

September 22, 2023

Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. However, even if such a United States judgment is given binding effect, a claim based on that judgment may still be rejected if that judgment is not or no longer formally enforceable.”

14.

Comment: We note your disclosure that “[w]e reserve the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Warrant Amendment is approved, we intend to require the conversion of all outstanding Warrants to Ordinary Shares as provided in the Warrant Amendment.” Please provide a legal analysis regarding how Warrants may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Prospectus/Offer to Exchange contained in the Amended Registration Statement by removing the reservation of rights language related to the redemption of Warrants.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8849 or by e-mail at heather.emmel@weil.com.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc:	Mathieu Bonnet, Chief Executive Officer
Ton Louwers, Chief Financial Officer
Alexander Lynch, Weil, Gotshal & Manges LLP